EXHIBIT 12.1

Kite Realty Group Trust

Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

($ in thousands, except ratios)	Years ended December 31
	2015	2014	2013	2012	2011
Earnings:
Net income (loss) from continuing operations	$25,249	$(16,452)	$(726)	$(11,455)	$3,753
Add:
Income taxes expense (benefit)	186	24	262	(106)	(1)
Fixed charges, net of capitalized interest	56,488	45,549	28,026	23,423	21,660
Less:
Income (loss) from unconsolidated entities	—	—	—	—	4,320
Earnings before fixed charges and preferred dividends	$81,923	$29,121	$27,562	$11,862	$21,092

Fixed charges:
Interest expense	$56,432	$45,513	$27,994	$23,392	$21,625
Capitalized interest	4,633	4,789	5,081	7,444	8,487
Interest within rental expense	56	36	33	31	34
Total fixed charges	61,121	50,338	33,108	30,867	30,146
Preferred dividends	7,877	8,456	8,456	7,920	5,775
Total fixed charges and preferred dividends	$68,998	$58,794	$41,564	$38,787	$35,921

Ratio of earnings to fixed charges and preferred dividends	1.19	(1)	(2)	(3)	(4)

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1
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2014 was $29.7 million. The calculation of earnings includes $121.0 million of non-cash depreciation expense

2
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2013 was $14.0 million. The calculation of earnings includes $54.5 million of non-cash depreciation expense.

3	The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2012 was $26.9 million. The calculation of earnings includes $38.8 million of non
4
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2011 was $14.8 million. The calculation of earnings includes $33.1 million of non-cash depreciation expense.